UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN

Plan number:  007

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC  29644
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the AVX 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the AVX 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Columbia, South Carolina
June 30, 2010

AVX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2008 and 2009

	2008	2009
ASSETS:
Investments, at fair value:
AVX Corporation Common Stock	$1,443,595	$2,388,827
Kyocera Corporation American Depository Shares	1,828,139	2,162,270
Money Market Fund	74,924	86,206
Pooled Separate Account	3,720,633	4,079,201
Mutual Funds	7,040,879	8,987,855
Participant loans	1,629,666	1,291,904
Total Investments	15,737,836	18,996,263

Receivables:
Employer contributions	13,664	8,019
Employee contributions	24,126	12,571
Total Receivables	37,790	20,590

Adjustment from fair value to contract value for Pooled Separate Account	576,702	205,674
Net assets available for benefits	$16,352,328	$19,222,527

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2009

2009
Investment income:
Net appreciation in fair value of investments	$2,991,412
Interest and dividends	450,828
Net investment income	3,442,240

Contributions:
Employee	777,361
Employer	355,467
Total contributions	1,132,828

Transfers into Plan from related plan	6,737

Total additions	4,581,805

Deductions:
Benefits paid to participants	1,691,114
Transfers out of Plan to related plan	2,930
Administrative expenses	17,562

Total deductions	1,711,606

Net increase	2,870,199

Net assets available for benefits:
Beginning of year	16,352,328
End of year	$19,222,527

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the "Plan").  Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are held in trust by New York Life Investment Management, LLC, (the “Trustee”).  In December of 2009, the Plan was amended to comply with the Pension Protection Act of 2006 (“PPA”), the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”) and the Worker, Retiree, and Employer Recovery Act of 2008 (“PPA Technical Corrections Act”).  The PPA amendment is effective for plan years beginning on January 1, 2007.  The HEART Act and PPA Technical Corrections Act are effect for plan years beginning on January 1, 2008.

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $16,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employees contribution, up to three percent (3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford.  For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to 3% of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed.  The employer matching contribution for Myrtle Beach, Conway, Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of 1% of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $49,000 in accordance with Section 415 of the Internal Revenue Code.

Forfeitures:

Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the finalvaluation date in any year are used to pay administrative costs. At December 31, 2008 and 2009, the net forfeited balance that can be used to pay administrative fees totaled $41,940 and $42,169, respectively. Throughout the year ended December 31, 2009, the forfeitures used to pay administrative costs were $3,526.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions.  All employee contributions are fully vested at all times.

For the Atlanta, Biddeford, Myrtle Beach, Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company's matching contributions for Colorado Springs are vested according to the following table:

Vested Percentage
--Company Matching--
Years of Service	Colorado Springs
1 Year	20%
2Year	40%
3Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cashdistribution equal to the full value of his or her salary reduction contribution account and the vested value ofhis or her employer matching and fixed contribution account.  A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares ("ADS").  Amounts attributable to partial shares will be paid in cash.  With certain limitations, participants may elect to defer distributions until a later date.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less.  These loans are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years.  These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated.  At December 31, 2008, and 2009 interest rates ranged from 4.75% to 9.75%.  All scheduled loan repayments are made through payroll deductions and early loan repayments may be submitted by participants via certified check or money order.  Plan provisions for participants at the Olean facility do not allow for participant loans.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts ofcertain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year.  Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Investments are reported at fair value. See Note 4 herein. Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other income from investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of the Plan’s investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the year ended December 31, 2009.

Benefit payments:

Benefits are recorded when paid.

New Accounting Standards:

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is now codified in ASC 820, Fair Value Measurements and Disclosures and ASU 2009-12.  This guidance provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly.  The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  This guidance became effective prospectively for the Plan’s December 31, 2009 reporting period and did not materially impact the Plan’s financial statements or related disclosures.

In June 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-01, Topic 105-Generally Accepted Accounting Principles and ASU No. 2009-02, Omnibus Update, Amendments to Various Topics for Technical Corrections" (collectively the "Codification").  The Codification establishes the sole source of authoritative accounting principles generally accepted in the United States of America (GAAP) recognized by the FASB for nongovernmental entities.  Rules and interpretive releases issued by the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification supersedes all existing non-SEC accounting and reporting standards.  Upon issuance, all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.  The FASB also issues Accounting Standards Updates (ASU).  An ASU communicates amendments to the ASC and also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.  This Codification became effective for the Plan’s December 31, 2009 financial statements, and the disclosures contained herein are in compliance with the requirements of the Codification.

In September 2009, the FASB issued Accounting Standards Codification (ASC) Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASC 2009-12).  This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also requires additional disclosure of the attributes of these investments such as:  (1) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (2) unfunded commitments; and (3) investment strategies of the investees.  The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (See Note 4, “Fair Value”).  The adoption of this ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In February 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09), which addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures.  The ASU (1) exempts entities that file their financial statements with, or furnish them to, the SEC from disclosing the date through which subsequent events procedures have been performed and (2) clarifies the circumstances in which an entity’s financial statements would be considered restated and in which the entity would therefore be required to update its subsequent events evaluation since the originally issued or available to be issued financial statements.  ASU 2010-09 became effective immediately upon issuance, and the Company has adopted its disclosure requirements within this Form 11-K for the year ended December 31, 2009.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair (ASC) 820, Fair Value Measurements and Disclosures (ASC 820) to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of this guidance will have a material impact on the Plan’s financial statements and disclosures.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Pooled Separate Account

NY Life Insurance Company Anchor Account I

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Janus Balanced Fund
Seligman TargETFund Core A
Seligman TargETFund 2015 A
Seligman TargETFund 2025 A
Seligman TargETFund 2035 A
Seligman TargETFund 2045 A
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund (This fund was eliminated as an investment option in July 2009.)
PIMCO Total Return Fund
Seligman Large-Cap Value Fund
American EuroPacific Growth Fund
Wells Fargo Advantage Mid-Cap Discipline Fund

The market values of the following investments represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2008 and 2009, respectively:

December 31,	2008	2009
AVX Corporation Common Stock	$1,443,595	$2,388,827
Kyocera Corporation American Depository Shares	1,828,139	2,162,270
NY Life Insurance Company Anchor Account I	3,720,633	4,079,201
Janus Balanced Fund	861,753	1,034,589
Janus Fund	*	1,096,995
Seligman Large-Cap Value Fund	1,848,685	2,139,807
PIMCO Total Return Fund	1,168,439	1,809,384
American EuroPacific Growth Fund	840,270	1,204,564
Participant Loans	1,629,666	1,291,904

* Amounts were less than 5% of the Plan’s total net assets available for benefits as of December 31, 2008.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

AVX Corporation Common Stock	$877,648
Kyocera Corporation ADS	405,142
Mutual Funds	1,708,622
Total	2,991,412

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2009	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$2,139,807	$2,139,807	$-	$-
Large Cap Growth	1,096,995	1,096,995	-	-
Large Cap Blend	3,164,110	3,164,110	-	-
Mid Cap Blend	648,514	648,514	-	-
Fixed Income	1,809,384	1,809,384	-	-
Target Retirement	129,045	129,045	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	86,206	86,206	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	4,079,201	-	4,079,201	-
Common Stock:
Kyocera Corporation American Depository Shares	2,162,270	2,162,270	-	-
AVX Corporation Common Stock	2,388,827	2,388,827	-	-
Participant loans	1,291,904	-	-	1,291,904
Total	$18,996,263	$13,625,158	$4,079,201	$1,291,904

Participant Loans
Year Ended December 31, 2009
Balance, beginning of period	$1,629,666
Purchases, issuances and settlements	(337,762)
Balance, end of period	$1,291,904

		Based on
	Fair Value at December 31, 2008	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual funds	$7,040,879	$7,040,879	$-	$-
NY Life Insurance Company Anchor Account I	3,720,633	-	3,720,633	-
Participant loans	1,629,666	-	-	1,629,666
Kyocera Corporation American Depository Shares	1,828,139	1,828,139	-	-
AVX Corporation Common Stock	1,443,595	1,443,595	-	-
Mainstay Cash Reserves Fund	74,924	74,924	-	-
Total	$15,737,836	$10,387,537	$3,720,633	$1,629,666

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued at net asset value (NAV) based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated by the Trustee on a net unit basis, or NAV, using a discounting method. See discussion in the “Valuation of Investment” section below.

Assets valued using Level 3 inputs in the table above represent participant loans with various interest rates. These loans are not traded in an active market. They are valued based on the loan amount outstanding. See additional discussion related to these loans in Note 1 under “Participant Loans” section above.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices, which represent NAV. Investment performance depends on the price of the investment on the open market which is influenced by economic markets offering and the businesses of AVX Corporation and Kyocera Corporation.  Temporary cash is invested in the MainStay Cash Reserves Fund, which is designed to provide safety of purchasers’ liquidity and return on investment. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.  Participant loans are valued at their outstanding balances, net of loans deemed to be distributed, which approximate fair value.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive.  The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2008 and 2009 was 4.60% and 2.82%, respectively. For the years ended December 31, 2008 and 2009, the average yield credited to participants in the Plan was 3.98% and 2.68%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2008 or 2009. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.  The investment can be redeemed at any time and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2008	2009
Net Assets:
AVX Corporation Common Stock Match Fund	$136,243	$302,526

Year Ended
December 31, 2009
Changes in Net Assets:
Contributions	$80,617
Dividends	3,630
Net appreciation	96,887
Benefits paid to participants	(16,074)
Transfers to related plan	1,223
Total	$166,283

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan todiscontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Inthe event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutesa qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federalincome taxes under provisions of Section 501(a).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the financial statements.  A request by the Company for a current determination letter from the IRS is pending.

During the prior plan year, the Company determined that certain plan operations were not in accordance with the plan document or not in accordance with the IRC.  The plan administrator has determined that the matter may be corrected via one of several correction programs available by the IRS rules and regulations.  The Company intends to utilize such programs to correct any issues of non-compliance and thus they believe the plan will remain in compliance with IRC and will remain tax exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

8.	Related-Party Transactions:

Loans to participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS.  As of December 31, 2008, the Plan held investments of $1,443,595 or 181,813 shares of AVX Corporation Common Stock and $1,828,139 or 25,261 shares of Kyocera Corporation ADS.  As of December 31, 2009, the Plan held investments of $2,388,827 or 188,542 shares of AVX Corporation Common Stock and $2,162,270 or 24,485 shares of Kyocera Corporation ADS.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the 2009 Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,
	2008	2009
Net assets available for benefits per the financial statements	$16,352,328	$19,222,527
Less:
Deemed distributions of participant loans	71,862	-
Adjustments from contract value to fair value for Pooled Separate Account	576,702	205,674
Net assets available for benefits per Form 5500	$15,703,764	$19,016,853

2009
Net increase in net assets available for benefits per the financial statements	$2,870,199
Add:
Deemed distributions of participant loans	71,862
Adjustments from contract value to fair value for Pooled Separate Account	371,028
Net increase in net assets available for benefits per Form 5500	$3,313,089

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 30, 2010

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)
As of December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$2,491,997	$2,388,827

*	Kyocera Corporation	American Depository Shares	**	2,162,270

*	MainStay Cash Reserves Fund	Money Market Fund	**	86,206

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account	**	4,079,201

	T. Rowe Price Spectrum Income Fund	Mutual Fund	**	-
	Janus Balanced Fund	Mutual Fund	**	1,034,589
	Seligman TargETFund Core A	Mutual Fund	**	3,542
	Seligman TargETFund 2015 A	Mutual Fund	**	18,529
	Seligman TargETFund 2025 A	Mutual Fund	**	48,149
	Seligman TargETFund 2035 A	Mutual Fund	**	42,113
	Seligman TargETFund 2045 A	Mutual Fund	**	16,712
*	MainStay S&P 500 Index Fund	Mutual Fund	**	924,957
	Janus Fund	Mutual Fund	**	1,096,995
	Lord Abbett Mid-Cap Value Fund	Mutual Fund	**	-
	Seligman Large-Cap Value Fund	Mutual Fund	**	2,139,807
	PIMCO Total Return Fund	Mutual Fund	**	1,809,384
	American EuroPacific Growth Fund	Mutual Fund	**	1,204,564
	Wells Fargo Advantage Mid-Cap Discipline Fund	Mutual Fund	**	648,514
				8,987,855

*	Participant Loans	Interest rates ranging from 4.75% - 9.75% and maturing through 2014.	**	1,291,904

		Total Investments		$18,996,263

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.